

October 28, 2021

John T. Greene
Executive Vice President, Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re: Discover Financial Services
> Form 10-K for the Fiscal Year Ended December 31, 2020
> Filed February 17, 2021
> File No. 001-33378**

Dear Mr. Greene:

We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 25

1. We reissue in part comment 1. We note your response to this comment. Tell us about other potential litigation risks to which you could be exposed other than "operational loss or disruption due to the increasing frequency of natural disasters and other extreme weather events."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. We reissue in part comment 2. Please tell us whether you have identified any pending climate change-related legislation, regulations, and international accords that could have a material effect on your business, financial condition, and results of

operations. Please also tell us your process for identifying such developments and how you assessed potential materiality. In addition, explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.

3. We reissue in part comment 3. Tell us what consideration you gave to providing the type of climate-related disclosure in your SEC filings as provided in your Corporate Responsibility Report.

4. We reissue in part comment 4. Please tell us how you considered providing a discussion of the significant physical effects of climate change on your operations and results, such as effects on the severity of weather. As part of your response, address the potential for indirect weather-related impacts that have affected or may affect your third-party vendors or third-party service providers.

5. We reissue in part comment 5. Your response indicates in part, "We recognize that a material increase in the incidence of severe weather events or trends could potentially have a material adverse impact on our business operations, customers and/or heighten regulatory expectations around managing such risks." Please tell us about the transition risks identified as part of your risk management activities and explain why you concluded that disclosure was not necessary. Consistent with our prior comment, include information about specific transition risks beyond those related to an increase in the incidence of severe weather events, such as policy and regulatory changes, market trends, credit risks, and technological changes.

6. Your response to comment 6 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.

You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance